September 10, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Re:	KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated August 26, 2008, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.

We set forth in this letter our response to the comment in your letter. For your convenience, we have included the text of the staff’s comment in bold followed by our response. Page references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Financial Statements – KT Corporation

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1.	Refer to your disclosure of discontinued operations on page F-77 and F-104. We note that you reversed the cumulative loss from the KTPI operations into income under both Korean GAAP and US GAAP. Please help us understand the basis for your accounting treatment, using the guidance in paragraph 41–44 of FAS 144.

Korea Telecom Philippines Inc. (“KTPI”) was a wholly owned subsidiary of the Company providing telecommunications services in the Philippines as well as developing

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

other business opportunities for the Company in the Philippines telecommunication market. On October 25, 2007, the Company’s Board of Directors approved a plan to liquidate KTPI, pursuant to which the liquidation process was scheduled to start in December 2007 and be concluded in 2008. On December 28, 2007, the Company, as the only shareholder of KTPI, approved the dissolution of KTPI effective December 31, 2007. KTPI ceased operations on December 31, 2007.

In order to determine whether KTPI was a component of the Company, we looked to Paragraph 41 of FAS 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“FAS 144”). FAS 144 notes that a component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes. KTPI was clearly distinguishable for financial reporting purposes and had prepared stand-alone financials on a quarterly basis under GAAP in the Philippines and were reported to the Company. KTPI was the Company’s only unit operating in the Philippines and as such was geographically discrete as well as separately managed. Accordingly, we determined KTPI to be a component as described in FAS 144.

In order to determine whether KTPI had been disposed of, we looked to Paragraph 27 of FAS 144 which notes that “a long lived asset to be disposed of by other than sale (for example, by abandonment …) shall continue to be classified as held and used until it is disposed of .” The term “disposed of” is further defined in paragraph 28 of FAS 144 as “when it ceases to be used.” On December 28, 2007, the shareholder of KTPI approved the dissolution of KTPI effective December 31, 2007, and KTPI was abandoned and ceased operations on December 31, 2007. Accordingly, KTPI ceased to be used and therefore we determined that it had been disposed of on December 31, 2007.

Paragraph 43 of FAS144 states that “in a period in which a component of an entity has … been disposed of … the income statement of a business enterprise for current and prior periods shall report the results of operations of the component including any gain or loss recognized in accordance with paragraph 37, in discontinued operations.” It goes on to say that “the results of discontinued operations, less any applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items and the cumulative effect of any accounting changes,” meaning that the results of operations of the discontinued operations should be reflected net of income tax and below income after income taxes from continuing operations and just above net income. As KTPI was determined to be a component of the Company and was disposed of in the fourth quarter of 2007, KTPI was reported as a discontinued operation on December 31, 2007 and for all previous periods presented.

As of December 31, 2007, the Company concluded that it did not have any receivables due from, or liabilities due to, KTPI. In addition, neither the Company nor any of its affiliates had provided any collateral or guarantee for KTPI’s liabilities (other than KTPI itself). The Company concluded that its liability from KTPI is limited to its equity investment in KTPI and no cumulative loss in excess of its investment is required to be

Mr. Larry Spirgel

Securities and Exchange Commission, p. 3

absorbed by the Company. In addition, neither continuing cash flows to or from KTPI, nor continuing involvement or investment by the Company is expected. Accordingly, the Company reversed the negative equity (cumulative loss exceeding equity) from the KTPI operations into income under both Korean GAAP and US GAAP.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires any further information, please do not hesitate to contact the undersigned by telephone at +8231-727-0850, by fax at +8231-727-0949 or by e-mail at msh777@kt.com.

Sincerely,

/s/ Soo-Ho Maeng
Soo-Ho Maeng Chief Financial Officer

cc:	Terry French

Accountant Branch Chief

Division of Corporation Finance

Claire DeLabar

Staff Accountant

Division of Corporation Finance

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP